SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F      X                         Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes                               No      X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

CNH GLOBAL N.V.
Form 6-K for the month of February 2006
List of Exhibits:
1.	News release dated February 20, 2006 entitled, “CNH Provides Additional Outlook”

2.	News release dated February 21, 2006 entitled “CNH Announces $350 million Senior Notes Private Offering”

3.	CNH Business Strategy - update to previous disclosure

4.	Legal Proceedings - update to previous disclosure
Forward looking statements. This Form 6-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Form 6-K, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,”, “could”, “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “comfortable with,” “design,” “target,” “objective,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the strength of our dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our dual brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2004.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

Exhibit 1
FOR IMMEDIATE RELEASE
For more information contact:

Thomas Witom News and Information	(847) 955-3939
Albert Trefts, Jr. Investor Relations	(847) 955-3821
CNH Provides Additional Outlook
LAKE FOREST, Ill., February 20, 2006 /PRNewswire-FirstCall/ — CNH Global N.V. (NYSE: CNH) today reaffirmed the outlook for 2006 provided in its press release dated January 25, 2006, and stated that it is comfortable with the average of the analysts’ estimates on First Call of approximately $1.20 for its 2006 full-year diluted earnings per share before restructuring.
###
CNH is a world leader in the agricultural and construction equipment businesses. Supported by 11,400 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its Case and New Holland products can be found online at www.cnh.com.
Forward looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,”, “could”, “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “comfortable with,” “design,” “target,” “objective,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the strength of our dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our dual brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2004.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

Exhibit 2
FOR IMMEDIATE RELEASE
For more information contact:

Thomas Witom News and Information	(847) 955-3939
Albert Trefts, Jr. Investor Relations	(847) 955-3821
CNH Announces $350 Million Senior Notes Private Offering
LAKE FOREST, Ill., February 21, 2006 /PRNewswire-FirstCall/ — CNH Global N.V. (NYSE: CNH) today announced its wholly owned subsidiary, Case New Holland Inc., plans to offer $350 million of senior notes due in 2014. CNH intends to use the net proceeds to refinance term debt maturing in 2006. The company expects to complete the transaction in the next few weeks.
The senior notes will only be offered and sold to qualified institutional buyers in accordance with Rule 144A and in offshore transactions in accordance with Regulation S under the Securities Act. The senior notes have not been registered under the Securities Act or the securities laws of any other jurisdiction. Unless the senior notes are so registered, the notes may be offered and sold only in transactions that are exempt from the registration requirements of the Securities Act or the securities laws of any other jurisdiction. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the senior notes.
# # #

Exhibit 3
Unless the context otherwise requires, the terms “CNH,” “the company,” “we,” and “our” refer to CNH Global N.V., a Netherlands corporation, and its consolidated subsidiaries, the terms “Case” and “New Holland” refer to (1) the pre-merger business and/or operating results of either Case Corporation (now CNH America LLC) or New Holland N.V. (now CNH Global N.V.) on a stand alone basis or (2) the continued use of the New Holland and Case product names, and the term, “Financial Services” refers to our equipment finance operations.
CNH BUSINESS STRATEGY- UPDATE
Building upon our competitive strengths and the business platform established during our merger integration period, we believe we have the base for improving our performance, narrowing the gap with our best competitors and creating value for our shareholders.
Our strategic objectives are to:

•	refocus on our customers and further improve our distribution and service capabilities and product quality and reliability, all designed to increase customer satisfaction and market penetration;

•	achieve higher margins than either Case or New Holland earned prior to the merger and deliver profitability throughout the industry cycles;

•	generate cash to reduce our debt and strengthen our consolidated balance sheet; and

•	continue to position CNH to take advantage of future opportunities for expansion.
The key elements of our plan for achieving our strategic objectives are to:

•	Recapture our brand heritages: We are a full-line competitor in the agricultural and construction equipment markets, with a proud heritage that goes back through generations of our customer base. Our brands have survived by satisfying the needs of these customers. To sharpen our focus on satisfying customer needs, in the fourth quarter of 2005, we reorganized to concentrate on our four distinct global brands—Case IH and New Holland in agricultural equipment and Case and New Holland Construction in construction equipment. Each brand is now focused on maintaining their customer bases by more effectively providing the product features and requirements, quality and reliability, and service and support levels uniquely attributable to each brand. We believe that by recapturing this customer connection and increasing each customer’s satisfaction with their brand, we can stimulate sales growth, increase capacity utilization and improve the efficiency of invested capital.

•	Strengthen our customer and dealer support: We believe focused dealers are more dedicated to enhancing their brand’s market position, building customer service capabilities, increasing loyalty and earning a larger share of their customers’ equipment and service expenditures. In our competitive marketplace, our dealer network is one of the most important facets of the retail customer relationship. The quality and reliability of a local dealership is an important consideration in a retail customer’s decision to purchase one brand of equipment compared with any other. Dealers that are stronger, more reliable and better equipped to service a retail customer have a greater opportunity to positively influence that customer’s purchase decision. As part of our enhanced brand focus, we are allocating new resources to assist our dealers in providing enhanced levels of service and reliability to the retail customer. We are dedicating additional sales and marketing personnel, materials, technical support and training to our dealers. We are also continuing to invest in our global supply chain systems to allow better visibility and reliability in delivery lead times for our equipment.

•	Refocus spare parts activities: Another key component of customer satisfaction is prompt parts availability to ensure best possible equipment performance. During critical periods of equipment usage, minimized downtime can be a major factor affecting customer satisfaction. When we reorganized to concentrate on brands, we also created a new activity focused on our worldwide parts business. This new organization’s role is to more effectively satisfy our customers needs for parts. Combined with continuing investments to improve our depots and global parts system, we expect to provide improved parts availability and delivery reliability for our dealers and customers.

•	Improve product quality and reliability: With an almost completely renewed product lineup since the merger, we are concentrating product development, management and manufacturing efforts to achieve best-in-class levels of product quality and reliability. As we introduce new engines and components to meet evolving environmental requirements, we are concentrating on increasing parts and component quality, reducing product complexity, facilitating product assembly and adjusting product content, features and controls to satisfy evolving and differentiated customer requirements. Our common platform efficiencies should facilitate accomplishing these actions while maintaining research and development costs at about 3% of net sales. Improved product quality and reliability and reduced product complexity should lead to reduced future warranty and repair costs. Providing products better aligned with the needs of customers should allow us to more fully capitalize on market leadership positions and command better pricing levels.

•	Continue developing Financial Services: A strong Financial Services operation provides another lever for meeting customer requirements and tailoring offerings to better support customer needs. Our Financial Services operations are focused on supporting agricultural and construction equipment sales to our equipment dealers and retail customers. We have separated our marketing efforts into dedicated, specialized agricultural and construction equipment teams to respond quickly with specifically tailored financing solutions, including operating leases, rental, credit cards, commercial lending and insurance, to capture a larger share of our customers’ financing requirements. We are continuing to emphasize underwriting processes and remarketing efforts, to maintain the quality of our receivables and our access to ABS funding. In addition, we have opportunities to take proven products and business practices developed for the North American market and adapt them for use in Western Europe, Australia and Brazil. We are upgrading our operations in Western Europe in anticipation of developing additional financing opportunities. In particular, we are extending the North American business model of centralizing dealer receivables management in Financial Services, with the goal of ensuring better financial control and optimizing funding.

•	Continue efforts to reduce costs: With the completion of merger integration activities, our efforts now address eliminating excess costs in our systems, processes and flows of our production and distribution systems. Our goals for cost reductions include:

•	product cost reductions through design cost engineering and appropriate product simplification;

•	manufacturing efficiencies and eliminating non-value added activities and excess inventories;

•	finding lower cost sources for purchased parts and components, continuing re-sourcing activities in lower cost countries (including those where we already have a manufacturing presence and are working with local suppliers to develop their capabilities for supplying us on a global basis);

•	achieving freight and logistics savings through distribution process improvements and eliminating penalties from inefficient flows or processes;

•	minimizing excess capital employed in the business;

•	making more efficient capital expenditures; and

•	continuing to reduce overhead costs.
We believe successfully achieving our goals of meeting the needs of our dealers and customers, improving the quality and reliability of our products and reducing the costs of those products and of our overall operations, will result in increased volumes, a stronger market position and higher margins. We believe higher margins will generate better overall profitability, on average, throughout industry cycles. Our goal is to use improved cash flow, generated by improved profitability, to reduce debt and strengthen our balance sheet. Our target is to achieve a balance of liquidity and debt. We believe a stronger balance sheet, and a customer driven focus to the business, will position us to take advantage of future opportunities for product and market expansion as they arise. This could include short to medium-term opportunities, in areas such as Latin America and Eastern Europe and, longer-term opportunities, in areas such as China and India.

Exhibit 4
Unless the context otherwise requires, the terms “CNH,” the “company,” “we” and “our” refer to CNH Global N.V., a Netherlands corporation, and its consolidated subsidiaries.
LEGAL PROCEEDINGS - UPDATE
We are party to various legal proceedings in the ordinary course of our business, including, product warranty, environmental, asbestos, dealer disputes, disputes with suppliers and service providers, workers’ compensation, patent infringement, and customer and employment matters. The ultimate outcome of all of these other legal matters pending against us or our subsidiaries cannot be predicted, and although such lawsuits are not expected individually to have a material adverse effect on us, such lawsuits could have, in the aggregate, a material adverse effect on our consolidated financial condition, cash flows or results of operations.
Product liability
Product liability claims against us arise from time to time in the ordinary course of business. There is an inherent uncertainty as to the eventual resolution of unsettled claims. However, in the opinion of management, any losses with respect to these existing claims will not have a material adverse effect on our financial position or results of operations.
Other litigation and proceedings
In December 2002, a purported class action lawsuit was filed in the Federal District Court for the Eastern District of Michigan against El Paso Tennessee Pipeline Co. (formerly Tenneco, Inc.) (“El Paso”) and CNH America. (Yolton, et al. v. El Paso Tennessee Pipeline Co., and Case Corporation a/k/a/ Case Power Equipment Corporation, Docket number 02-74276). The lawsuit alleged breach of contract and violations of various provisions of the Employee Retirement Income Security Act arising due to alleged changes in health insurance benefits provided to employees of the Tenneco, Inc. agriculture and construction equipment business who retired before June 1994. The changes resulted from an agreement between an El Paso subsidiary and the UAW in 1993 to cap the amount of retiree health costs (the “Cap”). The UAW retirees were to bear the costs above the Cap. CNH America and El Paso are parties to a 1994 agreement under which El Paso agreed to be responsible for the health costs of pre-June 1994 retirees. El Paso also agreed to indemnify CNH America against claims related to this responsibility. The lawsuit arose after El Paso notified the retirees that the retirees will be required to pay the portion of the cost of those benefits above the Cap. The plaintiffs also filed a motion for preliminary injunction, asking the court to prevent El Paso and/or CNH America from requesting the retirees to pay the health costs over the Cap. On March 9, 2004, the court granted plaintiffs’; motion for preliminary injunction and ordered CNH America to pay the costs of health benefits above the Cap for the purported plaintiff class from March 2004. With El Paso, CNH America appealed the district court’s orders to the Sixth Circuit Court of Appeals. The district court had also ruled in CNH America’s favor on its summary judgment motion and ordered that El Paso indemnify CNH America by making the monthly payments of approximately $1.8 million to cover the amounts above the Cap. El Paso filed its appeal of the summary judgment award with the Sixth Circuit which appeal was consolidated with the appeal of the preliminary injunction. On January 17, 2006, the Sixth Circuit Court of Appeals affirmed all the decisions of the district court including the order requiring El Paso to indemnify CNH America. El Paso may request that the en banc Sixth Circuit Court of Appeals reconsider the panel decision which the en banc court would accept only if it found the issues extraordinary. Pursuant to the court’s rules, El Paso may not receive an en banc review with respect to the indemnification issue. While CNH is unable to predict the outcome of this proceeding, CNH believes the indemnification rights it has against El Paso are valuable and that it has good legal and factual claims and defenses. CNH will continue to vigorously pursue its claims and defend against this lawsuit.
On October 21, 2005, CNH America and CNH Capital America LLC (“CNH Capital”), along with another creditor, filed a Chapter 7 bankruptcy petition (In re: Walterman Implement, Inc., Involuntary Chapter 7 Bankruptcy No. 05-07284, in the United States Bankruptcy Court for the Northern District of Iowa) against Walterman Implement, Inc., a former Case IH dealership in Dike, Iowa (“Walterman Implement”). The company took this action after discovering irregularities in the books and records of Walterman Implement and the sale of collateral by Walterman Implement without paying the related borrowings with CNH Capital. Walterman Implement has filed an answer to the bankruptcy petition in opposition to the bankruptcy filing. A hearing date has not been established for the Bankruptcy Court to determine the status of the bankruptcy petition. The company has also sued Leon Walterman pursuant to his guarantee of Walterman Implement’s obligations to CNH Capital. The outstanding loan amounts with Walterman Implement is approximately $20 million. The company also owns or services a retail loan portfolio (approximately $45 million as of December 31, 2005) resulting from sales by Walterman Implement. Although much of the retail portfolio is properly collateralized, CNH has discovered that a portion of the collateral has been double financed or was not ultimately delivered to the customers specified in the retail contracts. We believe we have established adequate reserves for the Walterman Implement situation although we can not predict the outcome of the bankruptcy petition, the litigation pending or necessary to collect loans made by CNH and any possible legal claims that any customers may try to allege against CNH. CNH has entered into an arrangement with the trustee of the Walterman Implement bankruptcy estate to sell in the normal course of business the equipment owned by the estate. CNH has in turn contracted with a Case IH dealer to operate at the Dike, Iowa location.
Three of the company’s subsidiaries, New Holland Limited, New Holland Holding Limited and CNH (UK) Limited (together “CNH UK”), are claimants in group litigation against the Inland Revenue of the United Kingdom (“Revenue”) arising out of “unfairness” in the advance corporation tax (“ACT”) regime operated by the Revenue between 1974 and 1999. CNH UK’s claim for return of surplus amounts to approximately £10.6 million. In December 2002 the issues relevant to CNH UK came before Mr. Justice Park in the High Court of Justice in England in a test case brought by Pirelli. He found against the Revenue and decided that Pirelli was entitled to compensation for wrongly paying ACT. The Revenue appealed, and the Court of Appeal (3 Judges) agreed unanimously with the decision of Justice Park in the High Court and ruled again in favor of Pirelli. Again the Revenue appealed, and the final hearing on the issues took place in the House of Lords before 5 Judges during the fourth quarter of 2005. In February 2006, the House of Lords ruled that it had been wrong for Pirelli (and other claimants such as CNH UK) to pay ACT, but in calculating the compensation payable to the UK claimants, treaty credits that had been paid to the claimant’s parent companies on receipt of the dividends in question must be netted against any claim for an ACT refund. In the lower courts the Judges had ruled against netting off. During the pendency of the appeal to the House of Lords, the Revenue had been persuaded to pay compensation to claimants (including CNH UK) on a conditional basis. CNH UK had received approximately £10.2 million for compensation for loss of use of money. This was in addition to surplus ACT of approximately £9.1 million that had previously been repaid by CNH UK, again on a conditional basis. The condition of receipt by CNH UK was that, if the final liability of the Revenue (if any) is determined by the House of Lords to be less than the sums already paid to CNH UK, then a sum equivalent to the overpayment should be repaid (plus interest at 1% over base rate from the date of payment/receipt). The House of Lords did not make a determination of the amounts, if any, that must be repaid to the Revenue by each individual claimant. Depending upon the final resolution of the Pirelli test case, CNH may be required to return to Revenue all or some portion of the approximately $19 million (plus interest) that it had already received. CNH UK intends to continue to vigorously pursue its remedies with regard to this matter.
Recently, Fiat S.p.A. received a subpoena from the SEC Division of Enforcement with respect to a formal investigation entitled In the Matter of Certain Participants in the Oil for Food Program. This subpoena requests documents relating to certain Fiat-related entities, including certain CNH subsidiaries with respect to matters relating to the United Nations Oil-for-Food Program with Iraq. A substantial number of companies, including certain CNH entities, were mentioned in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme” issued in October 2005. This report alleged that these companies engaged in transactions under this program that involved inappropriate payments. We cannot predict what actions, if any, will result from the SEC investigation or the impact thereof, if any, on the company.
*******

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

February 21, 2006